EXHIBIT 12.1

HCC INDUSTRIES INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	For The Year Ended
	March 30, 2002	March 31, 2001	April 1, 2000
Earnings:

Earnings (loss) before taxes and extraordinary item	$4,891	$8,737	$(3,859)
Add: Fixed charges(1)	9,847	10,717	11,333

	$14,738	$19,454	$7,474
Fixed Charges: (1)

Interest expense	$9,847	$10,717	$11,333

Ratio of Earnings to Fixed Charges	1.5	1.8	—	(2)

(1)                                  The ratios of earnings to fixed charges were computed by adding earnings before income taxes and extraordinary item to fixed charges and dividing by fixed charges. Fixed charges consist of interest expense and amortization of debt issuance costs.

(2)                                  The Company’s earnings were insufficient to cover fixed charges for the fiscal year ended April 1, 2000.  The dollar amount of the deficiency was $3,859,000.